Pricing Sheet dated November 16, 2010 relating to
Preliminary Pricing Supplement No. 2010-MTNDD675 dated November 3, 2010 and
Offering Summary No. 2010-MTNDD675 dated November 3, 2010
Registration Statement Nos. 333-157386 and 333-157386-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
6,201 Non-Callable Fixed to Floating Rate Notes with Contingent Coupon Based on the Performance of the S&P 500® Index  due November 19, 2020

PRICING TERMS – NOVEMBER 16, 2010
Issuer:	Citigroup Funding Inc.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$6,201,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below)
Pricing date:	November 16, 2010
Original issue date:	November 19, 2010
Maturity date:	November 19, 2020
Interest rate:
Year 1 (for interest payment dates of February 19, 2011, May 19, 2011, August 19, 2011 and November 19, 2011):
▪   6.00% per annum, paid quarterly, regardless of the closing value of the underlying index or the contingent coupon rate
Years 2 to 10 (for interest payment dates after November 19, 2011 to, and including, the maturity date):
▪   the contingent coupon rate, paid quarterly on each interest payment date, multiplied by the number of accrual days and divided by the number of elapsed days during the related accrual period, as explained below
As a result, after the first year following the issuance of the notes, interest will only accrue for each accrual day during the related accrual period, which is a calendar day on which the closing value of the underlying index is greater than or equal to the index reference level.  If the closing value of the underlying index is not greater than or equal to the index reference level on every elapsed day during a particular accrual period, you will not receive the full contingent coupon rate for the related accrual period.  Additionally, it is possible that the underlying index could remain at or below the index reference level for extended periods of time or even throughout the period from, and including, November 19, 2011 to, but excluding, the maturity date so that you will receive no quarterly contingent coupons.

Interest payment dates:
Quarterly each February 19, May 19, August 19 and November 19, beginning February 19, 2011 and ending on the maturity date.  The amount paid on each interest payment date after November 19, 2011 will depend on the number of accrual days during the related accrual period as well as the level of 3-month USD-LIBOR. There will be no interest payment made on any interest payment date after November 19, 2011 if there are no accrual days during the related accrual period, regardless of the contingent coupon rate.

Accrual period:
The period beginning on, and including, November 19, 2011 to, but excluding, the next interest payment date, and each successive period from, and including, an interest payment date to, but excluding, the next interest payment date.  For the last four business days (including all remaining elapsed days) in an accrual period, the closing value of the underlying index will not be observed and will be assumed to be the same as the closing value of the underlying index on the elapsed day immediately preceding such unobserved days.

3-month USD-LIBOR:
For any accrual period, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the second London business day prior to the beginning of that accrual period, or if not available on such day, the 3-month USD-LIBOR-BBA rate appearing on Reuters page “LIBOR01” at 11:00 a.m., New York time, on the immediately preceding business day.

Index reference level:	800
Contingent coupon rate:	3-month USD-LIBOR plus 2.50% per annum, subject to a maximum rate of 10.00% per annum
Elapsed day:	A calendar day during the relevant accrual period
Accrual day:
An elapsed day on which the closing value of the underlying index is greater than or equal to the index reference level. If the closing value of the underlying index is not available on an elapsed day for any reason (including weekends and scheduled holidays), then the closing value of the underlying index for such elapsed day will be the closing value of the underlying index on the elapsed day immediately preceding such elapsed day.

Day-count convention:
During the first year following issuance, 30/360.  After the first year and until maturity, the interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum interest rate applicable to that quarterly accrual period divided by 4.

Payment at maturity:	At maturity you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.
CUSIP:	1730T0KY4
ISIN:	US1730T0KY46
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer(3)
Per note	$1,000.00	$22.50	$977.50
Total	$6,201,000.00	$137,623.00	$6,063,377.00
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $992.50 per note. You should refer to “Fees and selling concessions” and “Syndicate information” on page 8 of the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of up to $22.50 for each note sold in this offering. The actual per note underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence.   Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $22.50, subject to reduction for volume purchase discounts, for each $1,000 note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $22.50, subject to reduction for volume purchase discounts, for each $1,000 note they sell.  The total underwriting fee shown above gives effect to the actual amount of this variable selling concession.  Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for more information.
(3) The per note proceeds to Citigroup Funding indicated above represent the minimum per note proceeds to Citigroup Funding for any note, assuming the maximum per note underwriting fee of $22.50.  As noted in footnote (2), the underwriting fee is variable.  The actual total proceeds to Citigroup Funding shown above gives effect to the actual amount of this variable underwriting fee.
You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Offering Summary filed on November 3, 2010:
http://www.sec.gov/Archives/edgar/data/1318281/000095010310003244/dp19816_fwp-spx.htm

Preliminary Pricing Supplement filed on November 3, 2010:
http://www.sec.gov/Archives/edgar/data/831001/000095010310003243/dp19815_424b2-2010mtndd675.htm

Prospectus Supplement filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm
Prospectus filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.